Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED AUGUST 10, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: August 12, 2011

Exhibit 99.1

WuXi PharmaTech Announces Second-Quarter 2011 Results

SHANGHAI, China, August 10, 2011 /Xinhua-PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading research and development outsourcing company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States, today announced its financial results for the second quarter of 2011.

Highlights

•	WuXi PharmaTech Quarterly Net Revenues Exceeded $100 Million for the First Time

•	Second-Quarter 2011 Net Revenues Increased 24.8% Year Over Year to $101.1 Million

•	Laboratory Services Net Revenues Grew 10.3% Year Over Year to $80.1 Million

•	China-Based Laboratory Services Net Revenues Increased 14.5% Year Over Year to $60.3 Million

•	Manufacturing Services Net Revenues Grew 148.7% Year Over Year to $21.0 Million

•	GAAP Diluted Earnings Per ADS Grew 34.2% Year Over Year to 25 Cents

•	Non-GAAP Diluted Earnings Per ADS Increased 9.3% Year Over Year to 29 Cents

Management Comment

“WuXi delivered strong revenue and income growth in the second quarter,” said Dr. Ge Li, Chairman and Chief Executive Officer. “For the first time in our company’s history we topped $100 million in quarterly net revenues. Total net revenues and GAAP diluted EPS grew 24.8% and 34.2%, respectively. At the same time, we continued to invest in new capabilities and capacity to better serve our customers and to sustain future growth.

“WuXi met or exceeded its financial guidance for the quarter. Revenues grew to $101.1 million, versus our guidance of $97-99 million. Net revenues in both Laboratory Services and Manufacturing Services exceeded our guidance. GAAP and non-GAAP operating margins were comparable to those in the first quarter, as we expected.

“We are particularly pleased with the strong performance of our Manufacturing Services business this year. A few years ago we chose to diversify, investing in building and equipping a new facility for large-scale commercial manufacturing as a natural extension of our capabilities in small-scale manufacturing of drugs for preclinical and clinical trials. We are now seeing a very strong return on this investment.

“We continue to expect 2011 to be a strong year for WuXi, with annual revenue growth of 20-22% in a highly competitive environment. We expect to achieve mid-teens annual revenue growth in the China-based Laboratory Services business. Manufacturing Services annual revenue is expected to grow 80-90% to approximately $70-74 million in 2011, versus $39 million in 2010 and $20 million in 2009.

“In 2011, we will continue to invest and build a strong integrated drug R&D service platform to be the industry’s alternative R&D engine to discover and develop new drugs. Among our major investment projects in 2011 are a new site in Wuhan for our chemistry business, a new GMP biologics manufacturing facility in the city of Wuxi, expansion of our new research manufacturing capacity in our Jinshan facility, and continuing build-up of pharmacology models and biology capabilities. In the second quarter, we opened our new API/drug product stability testing facility dedicated to Bristol-Myers Squibb. To help manage this uniquely broad R&D services platform, we have recently hired several executives with significant expertise and extensive industry experience across the drug discovery and development value chain.

“WuXi has a business model that is working,” Dr. Li concluded. “Offshore outsourcing of R&D offers pharmaceutical and biotech companies greater operational flexibility and access to high-quality scientific expertise at reasonable prices. Moreover, we are beginning to see increasing interest from our customers to develop drugs for the rapidly growing Chinese pharmaceutical market. As the leading R&D outsourcing service company in China, WuXi is in a unique position to help our customers to discover and develop drugs for both global markets and the Chinese market.”

GAAP Results

Second-quarter 2011 net revenues increased 24.8% year over year to $101.1 million mainly due to 148.7% growth in Manufacturing Services net revenues and 14.5% growth in China-based Laboratory Services revenues. Revenue growth in Laboratory Services was driven by our comprehensive and integrated discovery and development services. Manufacturing Services revenue growth was driven by our large-scale commercial manufacturing business, as well as the robust demand for clinical-trial materials from our research manufacturing business.

Second-quarter 2011 GAAP gross profit increased 16.3% year over year to $38.6 million due to solid revenue growth in Laboratory Services and both strong revenue growth and gross-margin improvement in Manufacturing Services. Second-quarter 2011 GAAP gross margin decreased year over year to 38.2% from 41.0%. Gross margin in Manufacturing Services, while lower than that in Laboratory Services, improved year over year to 31.1% from 21.3% due to strong revenue growth and increasing capacity utilization in our large-scale manufacturing facilities. Gross margin in Laboratory Services decreased year over year to 40.1% from 43.3% due to higher labor costs, the negative impact from appreciation of the Chinese RMB relative to the U.S. dollar, and increased depreciation expenses from investments in new capabilities and capacity expansion.

Second-quarter 2011 GAAP operating income grew 33.7% year over year to $21.5 million due to the 16.3% increase in gross profit and relatively flat operating expenses. In the second quarter of 2010 operating expenses included $2.9 million of non-recurring deal costs relating to the previously proposed combination with Charles River Laboratories. Excluding the impact of these deal costs, the growth in operating expenses was mainly due to the hiring of new senior staff and sales and marketing personnel, RMB appreciation, and building of our biology research capabilities.

Second-quarter 2011 GAAP net income increased 35.6% year over year to $18.7 million due to the 33.7% increase in operating income and higher interest income from short-term investments.

Second-quarter 2011 GAAP diluted earnings per ADS increased 34.2% to 25 cents, mainly due to the 35.6% increase in net income, offset by a slightly higher share count due to exercise of stock options.

Non-GAAP Results

Non-GAAP financial results excluded the impact of share-based compensation expenses and the amortization of acquired intangible assets and the associated deferred tax impact in both the current-year and the prior-year results, and non-recurring costs relating to the previously proposed combination with Charles River Laboratories in the prior-year results.

Second-quarter 2011 non-GAAP gross profit increased 14.4% year over year to $40.0 million due to revenue growth in Laboratory Services and both strong revenue growth and gross-margin improvement in Manufacturing Services. Second-quarter 2011 non-GAAP gross margin decreased year over year to 39.5% from 43.2%. Gross margin in Manufacturing Services, while lower than that in Laboratory Services, improved year over year due to strong revenue growth and increased capacity utilization in our large-scale manufacturing facilities. Gross margin in Laboratory Services decreased year over year due to higher labor costs, the negative impact from appreciation of the Chinese RMB relative to the U.S. dollar, and increased depreciation expenses from investments in new capabilities and capacity expansion.

Second-quarter 2011 non-GAAP operating income increased 10.8% year over year to $25.0 million, primarily due to the 14.4% increase in non-GAAP gross profit, partially offset by the increase in non-GAAP operating expenses driven by the hiring of new senior staff and sales and marketing personnel, RMB appreciation, and building of our biology research capabilities.

Second-quarter 2011 non-GAAP net income grew 10.4% year over year to $22.0 million due to the 10.8% increase in non-GAAP operating income and higher interest income from short-term investments.

Diluted non-GAAP earnings per ADS grew 9.3% year over year to 29 cents, mainly due to the 10.4% increase in non-GAAP net income, offset by slightly higher share count due to the exercise of stock options.

2011 Financial Guidance

The company announces the following update of its full-year 2011 financial guidance:

•	Total net revenues of $400-407 million, which represents 20-22% growth

•	Growth in net revenues of China-based Laboratory Services of 14-15%

•	Growth in net revenues of U.S.-based Laboratory Services of 5-7%

•	Growth in net revenues of Manufacturing Services of 80-90%

•	Decrease in gross margin of about 1 percentage point

•	GAAP operating margin of about 21% and non-GAAP operating margin of about 24%

•	Capital expenditures of about $60 million

•	GAAP effective tax rate of about 18%

The Company provides the following guidance for third-quarter 2011 performance:

•	Total net revenues of $100-103 million, or 19-23% year-over-year growth

•	Laboratory Services revenues of $82-84 million, Manufacturing Services net revenues of $18-19 million

•	GAAP and non-GAAP operating margins of about 21% and 24%, respectively

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except ordinary share, ADS and par value data)

	June 30, 2011	December 31, 2010
Assets:
Current assets:
Cash and cash equivalents	111,363	115,401
Restricted cash	1,517	1,989
Short-term investment	85,656	38,084
Accounts receivable, net	73,578	57,041
Inventories	27,315	17,277
Prepaid expenses and other current assets	13,734	15,124

Total current assets	313,163	244,916

Non-current assets:
Goodwill	24,668	23,956
Property, plant and equipment, net	218,326	205,547
Intangible assets, net	3,535	4,254
Land use rights	5,416	5,352
Deferred tax assets	8,986	10,887
Other non-current assets	3,642	3,221

Total non-current assets	264,573	253,217

Total assets	577,736	498,133

Liabilities and equity:
Current liabilities:
Short-term and current portion of long-term debt	27,856	263
Accounts payable	20,006	14,800
Accrued expenses	14,045	20,548
Deferred revenue	8,660	8,816
Advanced subsidies	4,797	4,460
Other taxes payable	3,176	2,790
Convertible notes	35,864	—
Other current liabilities	8,524	7,891

Total current liabilities	122,928	59,568

Non-current liabilities:
Long-term debt, excluding current portion	1,742	1,852
Advanced subsidies	3,350	2,934
Convertible notes	—	35,864
Other non-current liabilities	4,444	5,085

Total non-current liabilities	9,536	45,735

Total liabilities	132,464	105,303

Equity:
Ordinary shares ($0.02 par value, 5,002,550,000 authorized, 568,011,691 and 560,972,080 issued and outstanding as of June 30, 2011, and December 31, 2010, respectively)	11,360	11,219
Additional paid-in capital	340,144	332,913
Retained earnings	59,054	22,180
Accumulated other comprehensive income	34,714	26,518

Total equity	445,272	392,830

Total liabilities and equity	577,736	498,133

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2011	2010	% change	2011	2010	% change
Net revenues:
Laboratory Services	80,086	72,581	10.3%	155,304	139,579	11.3%
Manufacturing Services	21,027	8,456	148.7%	39,364	22,060	78.4%

Total net revenues	101,113	81,037	24.8%	194,668	161,639	20.4%

Cost of revenues:
Laboratory Services	(48,005)	(41,171)	16.6%	(93,419)	(80,456)	16.1%
Manufacturing Services	(14,479)	(6,659)	117.4%	(27,925)	(17,558)	59.0%

Total cost of revenues	(62,484)	(47,830)	30.6%	(121,344)	(98,014)	23.8%

Gross profit:
Laboratory Services	32,081	31,410	2.1%	61,885	59,123	4.7%
Manufacturing Services	6,548	1,797	264.4%	11,439	4,502	154.1%

Total gross profit	38,629	33,207	16.3%	73,324	63,625	15.2%

Operating expenses:
Selling and marketing expenses	(2,547)	(2,333)	9.2%	(4,505)	(4,615)	(2.4%)
General and administrative expenses	(14,569)	(14,785)	(1.5%)	(27,466)	(25,485)	7.8%

Total operating expenses	(17,116)	(17,118)	(0.0%)	(31,971)	(30,100)	6.2%

Operating income	21,513	16,089	33.7%	41,353	33,525	23.3%

Other income (expenses), net	149	433	(65.6%)	1,776	616	188.3%
Interest income (expenses), net	975	159	513.2%	1,806	257	602.7%

Total other income (expenses), net	1,124	592	89.9%	3,582	873	310.3%

Income before income taxes	22,637	16,681	35.7%	44,935	34,398	30.6%
Income tax expense	(3,986)	(2,923)	36.4%	(8,060)	(5,122)	57.4%

Net income	18,651	13,758	35.6%	36,875	29,276	26.0%

Basic net earnings per ADS	0.26	0.20	32.8%	0.52	0.42	23.7%
Diluted net earnings per ADS	0.25	0.18	34.2%	0.49	0.39	24.4%

Weighted average ADS outstanding—basic	70,859,356	69,416,476		70,516,975	69,246,669
Weighted average ADS outstanding—diluted	75,329,493	74,591,847		75,373,691	74,465,668

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO NON-GAAP

(in thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2011	2010	% change	2011	2010	% change
GAAP gross profit	38,629	33,207	16.3%	73,324	63,625	15.2%
GAAP gross margin	38.2%	41.0%		37.7%	39.4%
Adjustments:
Share-based compensation	1,005	997	0.8%	1,980	1,885	5.0%
Amortization of acquired intangible assets	355	764	(53.5%)	710	1,528	(53.5%)

Non-GAAP gross profit	39,989	34,968	14.4%	76,014	67,038	13.4%
Non-GAAP gross margin	39.5%	43.2%		39.0%	41.5%

GAAP operating income	21,513	16,089	33.7%	41,353	33,525	23.3%
GAAP operating margin	21.3%	19.9%		21.2%	20.7%
Adjustments:
Share-based compensation	3,109	2,748	13.1%	6,046	5,069	19.3%
Non-recurring deal cost	—	2,933	(100.0%)	—	2,933	(100.0%)
Amortization of acquired intangible assets	355	764	(53.5%)	710	1,528	(53.5%)

Non-GAAP operating income	24,977	22,534	10.8%	48,109	43,055	11.7%
Non-GAAP operating margin	24.7%	27.8%		24.7%	26.6%

GAAP net income	18,651	13,758	35.6%	36,875	29,276	26.0%
GAAP net margin	18.4%	17.0%		18.9%	18.1%
Adjustments:
Share-based compensation	3,109	2,748	13.1%	6,046	5,069	19.3%
Non-recurring deal cost	—	2,933	(100.0%)	—	2,933	(100.0%)
Amortization of acquired intangible assets	355	764	(53.5%)	710	1,528	(53.5%)
Deferred tax impact related to acquired intangible assets	(137)	(296)	(53.7%)	(275)	(592)	(53.5%)

Non-GAAP net income	21,978	19,907	10.4%	43,356	38,214	13.5%
Non-GAAP net margin	21.7%	24.6%		22.3%	23.6%
Income attributable to holders of ADS (Non-GAAP):
Basic	21,978	19,907	10.4%	43,356	38,214	13.5%
Diluted	21,978	19,907	10.4%	43,356	38,214	13.5%

Basic earnings per ADS (Non-GAAP)	0.31	0.29	8.2%	0.61	0.55	11.4%
Diluted earnings per ADS (Non-GAAP)	0.29	0.27	9.3%	0.58	0.51	12.1%
Weighted average ADS outstanding—basic (Non-GAAP)	70,859,356	69,416,476		70,516,975	69,246,669
Weighted average ADS outstanding—diluted (Non-GAAP)	75,329,493	74,591,847		75,373,691	74,465,668

WUXI PHARMATECH (CAYMAN) INC.

REVENUE BREAKDOWN

(in thousands of U.S. dollars)

	Three Months Ended June 30,			Six Months Ended June 30,
	2011	2010	% change	2011	2010	% change
Net revenues:
China-based Laboratory Services	60,328	52,673	14.5%	116,469	102,645	13.5%
China-based Manufacturing Services	21,027	8,456	148.7%	39,364	22,060	78.4%

Subtotal	81,355	61,129	33.1%	155,833	124,705	25.0%
U.S.-based Laboratory Services	19,758	19,908	(0.8%)	38,835	36,934	5.1%

Total net revenues	101,113	81,037	24.8%	194,668	161,639	20.4%

Conference Call

WuXi PharmaTech senior management will host a conference call at 8:00 am (U.S. Eastern) / 5:00 am (U.S. Pacific) / 8:00 pm (Beijing/Shanghai/Hong Kong) on Thursday, August 11, 2011, to discuss its second-quarter 2011 financial results and future prospects. The conference call may be accessed by calling:

United States:	1-866-519-4004
China (Landline):	800-819-0121
China (Mobile):	400-620-8038
Hong Kong:	800-930-346
United Kingdom:	0-808-234-6646
International:	+65-6723-9381
Conference ID:	83583576

A telephone replay will be available two hours after the call’s completion at:

United States:	1-866-214-5335
China (Landline):	10-800-714-0386
China (Mobile):	10-800-140-0386
Hong Kong:	800-901-596
United Kingdom:	0-800-731-7846
International:	+61-2-8235-5000
Conference ID:	83583576

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxiapptec.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology, and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Use of Non-GAAP and Pro-Forma Financial Measures

We have provided the second-quarter 2010 and 2011 gross profit, gross margin, operating income, operating margin, net income, and earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses, amortization and deferred tax impact of acquired intangible assets and the non-recurring costs relating to the previously proposed merger with Charles River Laboratories. We believe both management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. We expect to continue to provide net income and earnings per ADS on a non-GAAP basis using a consistent method on a quarterly basis.

You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures to non-GAAP measures for the indicated periods attached hereto.

Cautionary Note Regarding Forward-Looking Statements

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995, including, among others, our financial guidance for third-quarter and full-year 2011 (including, as applicable, estimated total net revenues, China-based Laboratory Services net revenues, U.S.-based Laboratory Services net revenue, Manufacturing Services net revenues, gross margins, operating margins, capital expenditures, effective tax rates, and other trends), planned investments in 2011 and beyond in new capabilities, facilities, senior personnel and capacity to promote and manage our growth and expanded offerings, an increased trend towards outsourced and offshored R&D and our related efforts to be the industry’s alternative R&D engine to discover and develop new drugs for both the global and Chinese markets.

These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among other factors, the state of the global economy may continue to be uncertain; pharmaceutical companies may not change their business models as expected or in a manner favorable to us; we may fail to capitalize on the opportunities presented; the pressures being felt by our customers and pharmaceutical industry consolidation may adversely impact our business and the trends for outsourced and offshored R&D and manufacturing for longer than expected or more severely than expected; we may be unable to successfully make our planned investments and capital expenditures on a timely basis; these investments may not yield the desired results and we may need to modify the nature and level of our investments and capital expenditures; we may not maintain our preferred provider status with our clients and may be unable to successfully expand our capabilities to meet client needs; and we may face increased margin pressure as a result of renminbi appreciation and increased labor inflation in China. In addition, other factors that could cause our actual results to differ from what we currently anticipate include our limited operating history; failure to generate sufficient future cash flows or to secure any required future financing on acceptable terms or at all; failure to retain key personnel; our reliance on a limited number of customers to continue to account for a high percentage of our revenues; the risk of payment failure by any of our large customers, which could significantly harm our cash flows and profitability; our dependence upon the continued service of our senior management and key scientific personnel, and our ability to retain our existing customers or expand our customer base. You should read the financial information contained in this release in conjunction with the consolidated financial statements and related notes thereto included in our 2010 Annual Report on Form 20-F filed with the Securities and Exchange Commission and available on the Securities and Exchange Commission’s website at http://www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our 2010 Annual Report on Form 20-F. Our results of operations for second-quarter 2011 are not necessarily indicative of our operating results for any future periods. All projections in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release, except as required by law. Such information speaks only as of the date of this release.

For more information, please contact:

WuXi PharmaTech (Cayman) Inc.

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-201-585-2048

Email: ir@wuxiapptec.com

Stephanie Liu (for the media)

WuXi PharmaTech (Cayman) Inc.

Tel: +86-21-5046-4362

Email: pr@wuxiapptec.com

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